As filed with the U.S. Securities and Exchange Commission on October 30, 2025
1933 Act File
No. 333-272426
1940 Act File
No. 811-22554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 7	☒
and
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 23	☒

CARLYLE CREDIT INCOME FUND
(Exact name of Registrant as specified in charter)

One Vanderbilt Avenue, Suite 3400
New York,
NY
10017
(Address of Principal Executive Offices)
(212)813-4900
(Registrant’s telephone number, including Area Code)
Joshua Lefkowitz, Esq.
Carlyle Credit Income Fund
One Vanderbilt Avenue, Suite 3400
New York,
NY
10017
(Name and address of agent for service)

Copies of Communications to:

Rajib Chanda, Esq. Steven Grigoriou, Esq. Jonathan H. Pacheco, Esq. Simpson Thacher & Bartlett, LLP 900 G Street, N.W. Washington, DC 20001 (202) 636-5500

Approximate Date of Commencement of Proposed Public Offering
: From time to time after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☒
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
333-272426

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act)
☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐
If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File Nos. 333-272426 and 811-22554) (the “Registration Statement”) of Carlyle Credit Income Fund (the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding certain exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement and pursuant to Rule 462(d) under the Securities Act, shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C - OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

1.	Financial Statements:

Part A	Financial Highlights.

Part B

The Financial Statements and the notes thereto for the fiscal periods ended September 30, 2022 and March 31, 2023 are included in the Registrant’s Annual Report on Form N-CSR, filed electronically with the SEC on December 13, 2022 and the Semi-Annual Report on Form N-CSRS, filed with the SEC on May 30, 2023, respectively.

2.	Exhibits:

2(a)(1)	Amended and Restated Declaration of Trust[6]

2(a)(2)	Certificate of Trust[1]

2(a)(3)	Certificate of Amendment to Certificate of Trust[6]

2(a)(4)	Supplement to the Amended and Restated Declaration of Trust of Carlyle Credit Income Fund Relating to 8.75% Series A Preferred Shares Due 2028[9]

2(a)(5)	Amendment No. 1 to the Declaration of Trust of Carlyle Credit Income Fund[10]

2(a)(6)	Second Supplement to the Amended and Restated Declaration of Trust of Carlyle Credit Income Fund Relating to 7.125% Series B Convertible Preferred Shares Due 2029[12]

2(a)(7)	Third Supplement to the Amended and Restated Declaration of Trust of Carlyle Credit Income Fund Relating to 7.50% Series C Convertible Preferred Shares Due 2030[14]

2(a)(8)	Fourth Supplement to the Amended and Restated Declaration of Trust of Carlyle Credit Income Fund Relating to 7.375% Series D Convertible Preferred Shares Due 2028*

2(b)	Amended and Restated By-Laws[6]

2(c)	Not Applicable

2(d)(1)	Form of indenture between the Fund and the trustee[6]

2(d)(2)	Statement of Eligibility of Trustee on Form T-1[7]

2(d)(3)	Form of Subscription Certificate**

2(e)	Dividend reinvestment plan[7]

2(f)	Not applicable

2(g)	Investment Advisory Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C.[6]

2(h)(1)	Form of Underwriting Agreement for equity securities**

2(h)(2)	Form of Underwriting Agreement for debt securities**

2(h)(3)	Equity Distribution Agreement, dated October 4, 2023, by and among Carlyle Credit Income Fund, Carlyle Global Credit Investment Management L.L.C, Ladenburg Thalmann & Co. Inc., B. Riley Securities, Inc. and Oppenheimer & Co. Inc.[8]

2(h)(4)	Underwriting Agreement, dated October 18, 2023, by and among Carlyle Credit Income Fund, Carlyle Global Credit Investment Management L.L.C and Ladenburg Thalmann & Co. Inc., as the representative of the underwriters named in Schedule I thereto[9]

2(h)(5)	Purchase Agreement, dated November 21, 2023, by and between Carlyle Credit Income Fund and each purchaser identified on Appendix A thereto[10]

2(h)(6)	First Amendment to the Equity Distribution Agreement, dated May 20, 2024, by and among Carlyle Credit Income Fund, Carlyle Global Credit Investment Management L.L.C, Ladenburg Thalmann & Co. Inc., B. Riley Securities, Inc. and Oppenheimer & Co. Inc.[11]

2(h)(7)	Convertible Preferred Shares Purchase Agreement, dated August 26, 2024, between the Carlyle Credit Income Fund, the purchasers thereto, and Carlyle Global Credit Investment Management L.L.C.[12]

2(h)(8)	Common Shares Purchase Agreement, dated August 26, 2024, between Carlyle Credit Income Fund, the purchasers thereto, and Carlyle Global Credit Investment Management L.L.C.[12]

2(h)(9)	Second Amendment to the Equity Distribution Agreement, dated November 21, 2024, by and among Carlyle Credit Income Fund, Carlyle Global Credit Investment Management L.L.C, B. Riley Securities, Inc., Ladenburg Thalmann & Co. Inc., Oppenheimer & Co. Inc. and Lucid Capital Markets, LLC[13]

2(h)(10)	Third Amendment to the Equity Distribution Agreement, dated May 21, 2025, by and among Carlyle Credit Income Fund, Carlyle Global Credit Investment Management L.L.C, B. Riley Securities, Inc., Ladenburg Thalmann & Co. Inc., Oppenheimer & Co. Inc. and Lucid Capital Markets, LLC[15]

2(h)(11)	Convertible Preferred Shares Purchase Agreement, dated January 31, 2025, between the Fund, the Purchasers, and the Adviser[14]

2(h)(12)	Underwriting Agreement, dated October 23, 2025, by and among Carlyle Credit Income Fund, Carlyle Global Credit Investment Management L.L.C and Lucid Capital Markets, LLC, as the representative of the underwriters named in Schedule I thereto*

2(i)	Not Applicable

2(j)(1)	Custody Agreement dated July 20, 2018, between Vertical Capital Income Fund, U.S. Bank National Association and NexBank SSB.[3]

2(k)(1)	Administration Agreement[7]

2(k)(2)	Expense Limitation Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C.[6]

2(k)(3)	Fee Waiver Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C.[6]

2(k)(4)	Transfer Agent Agreement[7]

2(k)(5)	Transaction Agreement, dated January 12, 2023, by and between Vertical Capital Income Fund and Carlyle Global Credit Investment Management L.L.C.[5]

2(l)(1)	Opinion and Consent of Counsel[7]

2(l)(2)	Opinion and Consent of Delaware Counsel[7]

2(l)(3)	Opinion and Consent of Delaware Counsel[8]

2(l)(4)	Opinion and Consent of Delaware Counsel[9]

2(l)(5)	Opinion and Consent of Delaware Counsel[10]

2(l)(6)	Opinion and Consent of Delaware Counsel[15]

2(l)(7)	Opinion and Consent of Delaware Counsel*

2(m)	Not Applicable

2(n)	Consent of Auditor[7]

2(o)	Not Applicable

2(p)	Initial Capital Agreement[2]

2(q)	Not Applicable

2(r)(1)	Code of Ethics of Carlyle Credit Income Fund[7]

2(r)(2)	Code of Ethics of Carlyle Global Credit Investment Management L.L.C.[7]

2(s)	Calculation of Filing Fee Tables[4]

2(t)	Powers of Attorney[6]

1.	Previously filed on May 3, 2011, as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

2.	Previously filed on September 30, 2011, as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

3.	Previously filed on January 28, 2019, as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

4.	Previously filed on June 5, 2023, as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

5.	Previously filed on January 13, 2023, as an exhibit to the Registrant’s Current Report on Form 8-K, and hereby incorporated by reference.

6.	Previously filed on July 17, 2023, as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

7.	Previously filed on September 1, 2023, as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

8.	Previously filed on October 6, 2023, as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

9.	Previously filed on October 24, 2023, as an exhibit to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

10.	Previously filed on November 28, 2023, as an exhibit to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

11.	Previously filed on May 31, 2024, as an exhibit to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

12.	Previously filed on August 28, 2024, with Registrant’s Current Report on Form 8-K and incorporated by reference herein.

13.	Previously filed on November 21, 2024, as an exhibit to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

14.	Previously filed on January 31, 2025, with Registrant’s Current Report on Form 8-K and incorporated by reference herein.

15.	Previously filed on May 21, 2025, as an exhibit to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

*	Filed herewith.

**	To be filed by amendment.

ITEM 26.	MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not Applicable.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by CGCIM, the Registrant’s investment adviser. Information regarding the ownership of CGCIM is set forth in its Form ADV as filed with the Securities and Exchange Commission (the “SEC”) (File No. 801-77691).

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of each class of the Registrant’s securities as of October 30, 2025:

Title of Class	Number of Record Holders
Shares of Beneficial Interest	122

ITEM 30.	INDEMNIFICATION

Reference is made to Article V of Registrant’s Amended and Restated Declaration of Trust filed as Exhibit (2)(a)(1) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the trustees, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

CGCIM serves as the investment adviser to the Registrant. CGCIM is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which CGCIM and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in CGCIM’s Form ADV (File No. 801-77691), as filed with the SEC and incorporated herein by reference.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the office of the Fund’s Administrator, SS&C Technologies, Inc, which has its principal office at 80 Lamberton Road Windsor, CT 06095, except for certain transfer agency records which are maintained by the transfer agent, Equiniti Trust Company, LLC which has its principal office at 6201 15th Ave. Brooklyn NY 11219.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

1.	Not applicable.

2.	Not applicable.

3. (a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(i), (ii) and (iii) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of Form N-2 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b), that is part of the registration statement;

(b)

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	To remove from registration by means of a post-effective amendment any of those securities being registered which remain unsold at the termination of the offering;

(d)	That, for the purpose of determining liability under the Securities Act to any purchaser,

(i)	if the Registrant is relying on Rule 430B:

(A)

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(ii)

that if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)

That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(iii)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	That for the purposes of determining any liability under the Securities Act:

(a)

the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b)

each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

5.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 7 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of October, 2025.

CARLYLE CREDIT INCOME FUND

By:	/s/ Nishil Mehta
Name: Nishil Mehta
Title: President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 7 to its Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nishil Mehta	President and Principal Executive Officer	October 30, 2025
Nishil Mehta

/s/ Nelson Joseph	Principal Financial Officer, Principal Accounting Officer and Treasurer	October 30, 2025
Nelson Joseph

/s/ Lauren Basmadjian*	Trustee and Chair of the Board	October 30, 2025
Lauren Basmadjian

/s/ Mark Garbin*	Trustee	October 30, 2025
Mark Garbin

/s/ Sanjeev Handa*	Trustee	October 30, 2025
Sanjeev Handa

/s/ Joan McCabe*	Trustee	October 30, 2025
Joan McCabe

* By:	/s/ Joshua Lefkowitz
Joshua Lefkowitz

As Agent or Attorney-in-Fact